oppenheimer.com

Plaza VII, Suite 3300

45 South Seventh Street

Minneapolis, MN 55402-1609

612.607.7000

Fax 612.607.7100

Direct Dial:      (612) 607-7557

E-Mail:             PPazderka@oppenheimer.com

October 19, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Martin James and Ms. Kate Tillan

Re:	Optical Sensors Incorporated

Form 10-KSB for fiscal year ended December 31, 2005

Filed March 31, 2006

File No. 000-27600

Dear Ladies and Gentlemen:

On behalf of Optical Sensors Incorporated, we are responding to the comment letter dated October 4, 2006, from Mr. Martin James to Ms. Roberta L. Dircks, Chief Financial Officer of Optical Sensors Incorporated (the “Company”), regarding the Company’s Form 10-KSB for fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission on March 31, 2006.

The following responses to your comments are numbered to correspond to the numbered paragraphs contained in your letter dated October 4, 2006.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 7. Financial Statements, page 24

Note 17. Stockholders’ Equity, page 45

1.	You disclose that upon liquidation, dissolution or winding up of the company that a holder of the Series A, B and C convertible preferred stock is entitled to a liquidation preference and a sale of the company “will be deemed to be a liquidation, dissolution or winding up for this purpose.” On page 37 you disclose that one of your preferred

Securities and Exchange Commission

October 19, 2006

shareholders, Circle F, owns 73.78% of the company’s common stock on an as converted basis. Rule 5-02.28 of Regulation S-X and EITF Topic D-98 require securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. To help us understand why you classified the Series A, B and C convertible preferred stock within equity, please address the following:

Tell us about your consideration of all of the events that could trigger redemption and how you considered that the occurrence of any triggering event that is not solely within your control without regard to its probability would require the preferred stock to be classified outside of permanent equity consistent with paragraph 4 of EITF Topic D-98. Your response should include a discussion of all of the individual facts and circumstances you considered in determining how the preferred stock was classified.

Since a sale of the company is a deemed liquidation event, please discuss your consideration of paragraph 5 of EITF Topic D-98 which states that “deemed liquidation events that require one or more particular class or type of equity security to be redeemed cause those securities to be classified outside of permanent equity.”

The Company has evaluated the redemption features of its Series A, B and C convertible preferred stock and determined that the all redemption events are effectively within the control of the Company. As noted above, under the terms of each Certificate of Designation of Rights and Preferences of the Series A, Series B and Series C Preferred Stock the holders of each series of preferred stock are entitled to a liquidation preference upon any liquidation, dissolution or winding up of the Company. And, for purposes of defining the liquidation, dissolution or winding up of the Company each Certificate of Designation contains similar language to the following:

“The merger, acquisition or consolidation of the Corporation into or with any other entity or entities which results in the exchange of outstanding shares of the Corporation for securities or other consideration issued or paid or caused to be issued or paid by any such entity or Affiliate thereof pursuant to which the shareholders of the Corporation immediately prior to the transaction do not own a majority of the outstanding shares of the surviving corporation immediately after the transaction, or any sale, lease, license (on an exclusive basis) or transfer by the Corporation of all or substantially all its assets, shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of the provisions of this Section 5 unless this provision is waived by the affirmative vote of at least a majority of the shares of the Series C Preferred Stock outstanding (voting together as a single class).”

Securities and Exchange Commission

October 19, 2006

The Company has analyzed the various scenarios that fall under this change in control language and believes that all scenarios remain within control of the Company. Although Circle F beneficially owns 73.78% of the Company, it does not control a majority of votes of the board of directors through direct representation or through other rights. Therefore, the Company’s board of directors is free to act independently. Under Delaware law, the Company’s state of incorporation, most change in control scenarios would require the prior approval of the Company’s board of directors. In the limited circumstances where board approval is not required under Delaware law (such as a hostile takeover), the board effectively controls the review of such proposals pursuant to the use of the Company’s Rights Agreement dated December 3, 1996, which would require amendment by the board prior to any person or group (other than Circle F and its affiliates) becoming the beneficial owner of 15% or more of the Company’s common stock. As a result, acquiring companies would approach the board of directors, not the shareholders, prior to undertaking an acquisition of shares. It should be noted that although Circle F’s beneficial ownership is excluded from the triggers under the Company’s Rights Agreement, its current controlling ownership is not a triggering event for a change in control redemption under the Series A, B or C convertible preferred stock.

It should also be noted that the Company’s Rights Agreement expires on December 2, 2006 and the Company has no intention to extend its term. Following the expiration of the Company’s Rights Agreement on December 2, 2006, the Company believes that certain change in control events will be outside of its control. Accordingly, pursuant to Rule 5-02.28 of Regulation S-X and EITF Topic D-98 the Company will reclassify the Company’s preferred shares outside of permanent equity in the Company’s Form 10-KSB for the year ending December 31, 2006.

Item 8A. Controls and Procedures, page 48

2.	We note your disclosure that your “Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by [your] report to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. In future filings please remove that language or revise the disclosure so that the language that appears after the work “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(c).

The Company will change the wording under Item 3 in the Company’s Form 10-QSB for the quarter ended September 30, 2006 and all subsequent filings to state:

Securities and Exchange Commission

October 19, 2006

“As of the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”)). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective. There were no changes in the Company’s internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the Company’s most recently completed quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.”

3.	We note your disclosure that there were “no significant changes in the Company’s internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the Company’s most recently completed quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.” To the extent that your disclosure was provided to address Item 308(c) of Regulation S-B which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting. Please correct the disclosure in future filings to address all changes or advise us.

The Company will change the wording under Item 3 in the Company’s Form 10-QSB for the quarter ended September 30, 2006 and all subsequent filings as indicated in the Company’s response to Comment #2 of this letter.

After you have had an opportunity to review the above response to your comments, please call me at (612) 607-7557 to discuss any further questions or comments you might have concerning the Form 10-KSB.

Very truly yours,

/s/ Patrick J. Pazderka

Patrick J. Pazderka

cc:	Paulita M. LaPlante

Roberta L. Dircks